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November 9, 2010

VIA FEDEX AND EDGAR

Christina Chalk

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Accuride Corporation
Registration Statement on Form S-4 (SEC File No. 333-17018) and

Schedule TO-I (SEC File No. 5-61953)

Dear Ms. Chalk:

On behalf of Accuride Corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Registration Statement Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and Amendment No. 2 (the “Schedule TO Amendment,” and together with the Registration Statement Amendment, the “Amendments”) to the tender offer statement on Schedule TO (the “Schedule TO”).

This letter also responds to the November 2, 2010 letter that the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) provided in respect of the Registration Statement and the Schedule TO.  The Company’s responses are as follows.  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.  Where the Company has revised the disclosure in the Amendments in response to the Staff’s comments, we have noted the applicable page number of the Registration Statement.

Form S-4

1.              You state that by tendering convertible notes, holders will be deemed to have released and waived any and all prior claims they may have had against you or your affiliates under the existing indenture. In your response letter, explain whether any such claims are known to exist and if so, describe their basis. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

Response: The Company is not aware of any claims by holders of our convertible notes against the Company or our affiliates under the existing indenture. The Company has revised the disclosure in response to the Staff’s comment to remove the statement that holders will be deemed to have released and waived any and all prior claims they may have against the Company or our affiliates under the existing indenture.  Please see pages 41 and 46 of the Registration Statement Amendment. Conforming changes were also made to the exhibits to the Registration Statement Amendment.

2.              On page 58, quantify the material adverse change in the price of the convertible notes or the common stock that would “trigger” this condition.

Response: The Company has revised the disclosure, in response to the Staff’s comment, to remove the condition relating to a material adverse change in the price of the convertible notes or the common stock.  Please see page 50 of the Registration Statement Amendment.

3.              See our last comment above. In the next bullet point, quantify the “material impairment in the trading market for the securities” that would trigger this condition.

Response: The Company has revised the disclosure, in response to the Staff’s comment, to remove the condition relating to a material impairment in the trading market for securities. Please see page 50 of the Registration Statement Amendment.

4.              Your offer may be conditioned on any number of events or circumstances, so long as they are outside your control and objectively verifiable. Please revise the language in the first paragraph after the bullet points on page 59 that states that you may assert a condition “regardless of the circumstances giving rise to [such condition]” to avoid the implication that action or inaction may allow you to assert an offer condition and terminate the offer.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that the Company may not assert an offer condition and terminate the offer based upon the Company’s action or inaction.  Please see page 50 of the Registration Amendment.  Additionally, the Company confirms that it will not assert an offer condition and terminate the offer based upon the Company’s action or inaction.

5.              In the same paragraph, you state that failure to assert a right under the listed offer conditions will not be deemed a waiver of such right. Please be advised that if, while the offer is pending, events or circumstances arise that “trigger” the condition, you must immediately advise note holders how you intend to proceed. That is, you should advise whether you will waive the condition and proceed with the offer, or assert it and terminate the offer. You may not rely upon the cited language to effectively waive the offer condition by failing to assert it. Please confirm your understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and confirms that, following an event or circumstance that “triggers” a condition of the offer, it will advise noteholders whether it will waive the condition and proceed with the offer, or it will assert the offer condition and terminate the offer.  The Company further acknowledges that it cannot rely upon the language referenced in the Staff’s comment to effectively waive an offer condition by failing to assert it.

*        *        *

Additionally, at the Staff’s request, the Company has asked us to inform you that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc: Stephen A. Martin, Accuride Corporation